

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

August 21, 2007

Mr. Anthony P. Deasey
Vice President, Finance and Chief Financial Officer
Celsion Corporation
10220-L Old Columbia Road
Columbia, MD 21046

> **Re:** **Celsion Corporation**
> **Form 10-K as of December 31, 2006**
> **Form 10-Q as of June 30, 2007**
> **File No. 000-14242**

Dear Mr. Deasey:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K as of December 31, 2006

Financial Statements

Note 4, Investments, page F-15

1.   We see that the sale of the operations in Canada was 100% financed with a note
        receivable and that you continued to advance funds to that operation after the sale.
        Please tell us why it was appropriate to recognize a gain on a transaction that
        appears to have been substantially financed by Celsion. In this regard, please
        fully explain how your accounting considers the substance of the guidance from
        SAB Topic 5-U.

Form 10-Q as of June 30, 2007

Statements of Operations, page 6

2.   In future filings please present income (loss) per share for loss from continuing
        operations, income (loss) from discontinued operations and net income (loss).
        Refer to paragraph 37 to SFAS 128.

Note 5, Note Receivable, page 12

3.   We see that you recorded an allowance for the transition services agreement
        receivable from your former Canadian operations. Please tell us why there is no
        impairment of the note receivable from the Canadian operations. Please tell us
        how your accounting considers the guidance from SFAS 114.

Note 6, Advances under the Celsion (Canada) Limited Transitions Services Agreement,
page 12

4.   We see that you impaired all but $200,000 of the amount due under the transition
        services agreement. Please further explain to us why the entire balance is not
        impaired. In that regard further explain to us how amounts due under the
        consulting agreement secure repayment of the advances. Also clarify why your
        rationale does not produce a result where a charge for a doubtful receivable is
        pushed to a future accounting period.

Note 11, Discontinued Operations, page 14

5.   In future filings please disclose a schedule clarifying the calculation of the gain on
        disposition of the Prolieve business.

6.   Disclosure in MD&A indicates that you provided a $5 million liability for potential indemnifications under the Prolieve transaction. Please tell us and in future filings disclose how you estimated the amount provided. Explain why you believe you have made a reasonable estimate.

7.   As a related matter, please explain to us the basis in GAAP for presenting the $5 million as a liability in your balance sheet. In connection with explaining the accounting rationale, please explain the terms and mechanics of the indemnification arrangement. For instance, explain the extent to which Celsion may be required to make payments under the indemnification. If indemnification obligations would be funded through a reduction of amounts received from Boston Scientific, please explain why the estimated potential reduction should not be presented as a reduction of the related note receivable from Boston Scientific. Also explain why the amount not recognized in earnings should not be characterized as a contingent gain under paragraph 17 to SFAS 5.

8.   We see the qualifying language in the last paragraph of the footnote. Your footnote should include full disclosure about all terms important to an understanding of the arrangement with Boston Scientific and the related accounting. Please disclose a representation that you have done so or remove the qualifying language from future filings.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3605 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding these comments. Please do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Gary Todd
Review Accountant